# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rafael Holdings, Inc., CIK 0001713863
CUSIP: 75062E106
Title of class of securities: Class B Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 520 Broad Street, Newark, New Jersey (NJ), 07102
Date of event which requires filing of this statement: 06/05/2025
Filed by CIK 0001034247
Persons authorized to receive notices and communications: Howard Jonas, 520 Broad Street, Newark, New Jersey (NJ), 07102, (973) 438-1000

## Reporting persons
- Howard S. Jonas (CIK 0001034247): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,727,429; shared voting power 12,961,565; sole dispositive power 1,727,429; shared dispositive power 12,961,565; aggregate amount beneficially owned 14,688,994 (28.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, par value $0.01 per share
Name of issuer: Rafael Holdings, Inc.
Address of issuer's principal executive offices: 520 Broad Street, Newark, New Jersey (NJ), 07102
Comment: This Amendment No. 5 to Schedule 13D (this "Amendment") supplements and amends the information contained in the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on April 12, 2018, as previously amended by Amendment No. 1, thereto filed with the Commission on February 27, 2023, Amendment No. 2, thereto filed with the Commission on August 3, 2023, Amendment No. 3, thereto filed with the Commission on June 18, 2024, and Amendment No. 4, thereto filed with the Commission on September 30, 2024 (as so amended, the "Schedule 13D"). Terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D. This Amendment No. 5 amends Items 3, 4 and 5, as set forth below.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The matters set forth in Item 4 of this Amendment are incorporated in this Item 3 by reference as if fully set forth herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On March 25, 2025, Rafael Holdings, Inc. ("Rafael") completed a business combination transaction with Cyclo Therapeutics, Inc. (the "Merger"). In connection with the Merger, Rafael issued approximately 7,132,228 shares of Class B Common Stock.

On June 26 2024, 565,538 shares of Class B Common Stock were transferred from Deborah Jonas, the wife of Mr. Jonas, to the Debbie Y. Jonas 2018 Marital Trust. Mr. Jonas maintains shared voting and investment control over the shares held by the Debbie Y. Jonas 2018 Marital Trust.

On July 24 2024, 565,538 shares of Class B Common Stock were transferred from the Debbie Y. Jonas 2018 Marital Trust to the Debbie Y. Jonas 2018 Dynasty Trust. Mr. Jonas maintains shared voting and investment control over the shares held by the Debbie Y. Jonas 2018 Dynasty Trust.

On June 5, 2025, pursuant to a Standby Purchase Agreement, entered into on May 6, 2025 between Rafael and Mr. Jonas, in connection with a rights offering by Rafael announced on April 29, 2025, certain affiliates, and parties that may be deemed to be affiliates, of Mr. Jonas purchased an aggregate of 16,400,770 shares of Class B Common Stock. Mr. Jonas has beneficial ownership over 13,080,457 of those shares of Class B Common Stock, as follows: (i) the HSJ 2019 Remainder Trust purchased 12,299,207 shares; (ii) Genie A Partners, L.P. purchased 457,031 shares; and (iii) IDT A Partners, L.P. purchased 324,219 shares. Under the rights offering, Rafael stockholders received one subscription right (representing the right to purchase 0.526 of a share of Class B Common Stock at $1.28 per share) for each share of Class A Common Stock or Class B Common Stock held of record as of May 9, 2025. The rights offering provided for a total offering amount of $25.0 million. Mr. Jonas committed to purchasing any unsubscribed shares in a private placement at the same price.

Through his role as manager of the general partner of each of Genie A Partners, L.P. and IDT A Partners, L.P., Howard Jonas has sole voting and dispositive power over the shares of Class B Common Stock held by Genie A Partners, L.P. and IDT A Partners, L.P.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5 is hereby amended by deleting it in its entirety and substituting the following therefor:

As of the date hereof, Mr. Jonas beneficially owns 14,688,994 shares of the Company's Class B Common Stock consisting of: (i) 787,163 shares of Class A Common Stock (which are included herein because they are convertible into the Company's Class B common stock on a one-for-one basis) held by Rafael A Partners, L.P.; (ii) 12,299,207 shares of Class B Common Stock held by the HSJ 2019 Remainder Trust; (iii) 457,031 shares of Class B Common Stock held by Genie A Partners, L.P.; (iii) 324,219 shares of Class B Common Stock held by IDT A Partners, L.P.; (iv) 563,538 shares of Class B Common Stock held by the Debbie Y. Jonas 2018 Dynasty Trust; (v) 159,016 restricted shares of Class B Common Stock held by Mr. Jonas directly, of which 119,262 shares are not subject to contractual restrictions, and 39,754 unvested restricted shares are scheduled to vest on June 13, 2025; and (vi) 98,820 shares of Class B Common Stock held by The Jonas Foundation.

Mr. Jonas' beneficial ownership represents approximately 29.2% of the issued and outstanding shares and 50.9% of the combined voting power of the Company's outstanding capital stock (assuming conversion of all shares of Class A Common Stock into shares of Class B Common Stock), based on 787,163 shares of Class A Common Stock and 50,879,164 shares of Class B Common Stock issued and outstanding as of June 9, 2025 (including shares issued pursuant to the Standby Purchase Agreement).
Number of shares as to which each person has sole or shared power to vote or dispose:
This filing relates to shares that are owned directly by the Reporting Person, shares that are beneficially owned by the Reporting Person, and shares that are owned by trusts and other entities that are for the benefit of the Reporting Person's children or where the Reporting Person and such children hold the pecuniary interests in the shares. In certain instances, Howard Jonas may be in a position to influence voting or dispositive decisions notwithstanding his having no legal or formal voting or dispositive control over the shares.

This filing identifies Howard S. Jonas as having joint control, including the power to cast or direct the casting of one-tenth of a vote per share, as well as to dispose or direct the disposition of such shares, over the following shares: (i) 12,299,207 shares of Class B Common Stock held by the HSJ 2019 Remainder Trust, of which Peak Trust Company - NV serves as trustee; (ii) 563,538 shares of Class B Common Stock held by the Debbie Y. Jonas 2018 Dynasty Trust, of which Shmuel Jonas and Peak Trust Company - NV serve as co-trustees; and (iii) 98,820 shares of Class B Common Stock held by The Jonas Foundation, of which Mr. Jonas and his wife, Deborah Jonas, serve as co-trustees.

As used herein, the term "beneficially owns" shall be construed as defined by Rule 13d-3 promulgated under the Securities Exchange Act of 1934.
Transactions in the class effected during the past sixty days: Except as described herein, no transactions in the Class B Common Stock were effectuated by the Reporting Person during the 60 days prior to the date of this Amendment.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Howard S. Jonas: /s/ Joyce J. Mason, Joyce J. Mason/Attorney in Fact (06/09/2025)